Filed pursuant to Rule 253(g)(2)

File No. 024-11815

This Supplement No. 5, dated September 6, 2022 (which we refer to as “this supplement”), supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”), dated June 28, 2022, of Landa App 3, LLC, a Delaware series limited liability company (which we refer to as “we,” “us,” “our” or “our company”), as supplemented. The purpose of this supplement is to update certain lease information for the following Series (the “Updated Series”):

●	Landa App 3 LLC - 24 Ditmars Street Brooklyn NY LLC

●	Landa App 3 LLC - 1363 Hancock Street Brooklyn NY LLC

LANDA APP 3 LLC

6 W. 18th Street, 12th Floor

New York, NY 10011

(646) 905-0931

Landa.app

CURRENT AND PREVIOUS SERIES OFFERINGS

The table below (the “Update Table”) shows key information related to the Updated Series and its underlying Property. The information in the Update Table supersedes any contrary previous information contained in the Master Series Table included in the Offering Circular, which can be found here; all other information in the Offering Circular is otherwise unchanged. In addition, please see the sections entitled “Description of the Properties” and “Use of Proceeds” included in the Offering Circular for more information regarding the Updated Series.

Property Vacancies; Lease Non-Renewals

Landa App 3 LLC - 24 Ditmars Street Brooklyn NY LLC

As of the date of this report, the Property located at 24 Ditmars Street, Apt 2, Brooklyn, NY 11221 is vacant. This Property may earn less income, or may not earn any income at all, and Landa Holdings, Inc. (the “Manager”) will not earn its Management Fee on this apartment until the Manager enters into a new lease agreement with a tenant for such unit.

Landa App 3 LLC - 1363 Hancock Street Brooklyn NY LLC

The Lease Agreement for the Property located at 1363 Hancock Street, Apt 2F, Brooklyn, NY 11211 expired on August 31, 2022 and became a month-to-month lease. The Manager is currently working with the tenant to renew the Lease Agreement. In the event the Tenant does not renew the Lease Agreement, this Property may earn less income, or may not earn any income at all, and the Manager will not earn its Management Fee on this apartment until the Manager enters into a new lease agreement with a tenant for such unit.